Coordonnées

www.linkedin.com/in/francois-de-landes-de-saint-palais-47604634 (LinkedIn)

Principales compétences

E-commerce
Stratégie commerciale
Management

Honors-Awards

Lauréat Réseau Entreprendre
Lauréat Scientipôle initiative
Member of Welcome City Lab
Member of Chaire Entrepreunariat ESCP Europe
Proud member of 500 startups (San Francisco)

Francois de Landes de Saint Palais

Co founder - COO at misterb&b
Thousand Oaks, Californie, États-Unis

Expérience

misterb&b
Co founder - COO
mai 2013 - Present (12 ans 1 mois)
Région de la baie de San Francisco, États-Unis

With a community of 1,000,000 hosts in over 135 countries misterb&b is the the largest gay hotelier in the world.
We raised $13,5 M. Our service helps our community travel more safely & get local insider tips.
misterb&b is now a team of 40 people working in France, Usa and Peru.

Investors:
- Ventech
- Project A
- 500 startups (Dave McClure)
- Pole capital
- China Growth Capital
- AngelVest
- Microventure ...

The Refiners
Mentor
2017 - 2017 (moins d'un an)
Région de la baie de San Francisco, États-Unis

The Refiners is a cross border accelerator, in San Francisco, to help foreign entrepreneurs & startups to go global.

Sejourning
Co founder - COO
décembre 2011 - janvier 2014 (2 ans 2 mois)

Short term rental between individuals in France (10 000 hosts in 2014)
www.sejourning.com

- Launched in Nov 2011
- Media for Equity With TF1
- Exit : Sold to E-Loue group

ITN
Mission Director
mai 2009 - août 2012 (3 ans 4 mois)
Paris

Project : La Banque Postale, Amaline (Groupama), Allianz Outre Mer
• Implementation of CLEVA (Management of production and loss for insurance companies)
• Management of the partners (Capgemini, Accenture)
• Technical and functional team management
• In charge of the budget and profitability of the project

CASH FOR GROWTH
FOUNDER - CEO
décembre 2007 - mai 2009 (1 an 6 mois)

Credit Management Sofware integration

ALTISYS
FOUNDER - CEO
janvier 1997 - décembre 2007 (11 ans)

First "success story"
Founder of Altisys : Credit Management software (leader in France)
Exit : Sold to RECOCASH group

SCD - Service de Coopération au Développement
International Volunteer (non profit volonteer organization)
septembre 1994 - août 1996 (2 ans)

Formation

Ecole Supérieure de Commerce
· (1991 - 1994)